Exhibit 99.1

NewGenDigital Appointed as SAXA Inc.’s Agent for Tokenization of US$100 Million of Gold-backed Assets

Service agreement with SAXA, Inc. appoints NewGenDigital as SAXA’s worldwide tokenization agent, strengthening cooperation between the two companies ahead of proposed reverse merger

Value of tokenized assets could be expanded to US$1 billion under the terms of the agreement; NewGenDigital to earn 5% commission on assets sold

BANGKOK, Nov. 5, 2025 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”), a tech-forward, diversified, multi-jurisdictional high-growth entity transforming industries through innovative solutions across real estate development, digital asset management and reproductive health solutions, today announced that its subsidiary, NewGenDigital Limited (“NewGenDigital”), has signed an engagement letter effective October 30, 2025 with SAXA, Inc. (“SAXA”) to act as the worldwide agent for the tokenization of an initial US$100 million tranche of SAXA’s gold-backed assets.

The agreement, which is contractually binding upon execution of the engagement letter, represents part one of a two-part transaction. Part two consists of a proposed reverse merger between the two companies, details of which were announced by NewGen on November 3, 2025. NewGen and SAXA agree that the tokenization under part one is intended to support and facilitate part two, and establishes a baseline of sincere, good faith cooperation between the two companies.

The strategic agreement also reinforces NewGen’s commitment to embracing tokenization initiatives and innovative digital asset strategies, building upon the Company’s recent successful entry into the art tokenization market. The gold-backed asset tokenization represents a significant expansion of NewGen’s digital asset portfolio into the precious metals sector, demonstrating the Company’s ability to tokenize diverse high-value asset classes and create new revenue streams through its blockchain expertise.

The agreement includes provisions to expand the tokenization of additional assets up to a total value of US$1 billion, subject to the successful completion of the initial tranche. NewGenDigital will earn a 5% commission on the tokenized assets sold, representing a potentially significant new revenue opportunity of upwards of US$5 million for the Company. Under the terms of the engagement letter, NewGenDigital will provide comprehensive tokenization services including advisory services for SPV structure establishment, legal framework development, technical blockchain implementation, and marketing strategy execution.

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen, commented, “This engagement with SAXA represents another pivotal milestone in our strategic expansion into the tokenization of real-world assets. Following our successful entry into art tokenization, we are now extending our expertise to gold-backed assets, further solidifying NewGen’s position as a leader in the blockchain and digital asset space. We are proud to establish this basis of cooperation between our team and SAXA as we move ahead with our plans for a reverse merger. Our partnership is a tangible step forward for our two companies, and we are excited to strengthen our collaboration across these initiatives in the coming months.”

About NewGen

NewGenIVF Group is a tech-forward, diversified, multi-jurisdictional high-growth entity capitalizing on emerging opportunities across real estate development, digital asset innovation and reproductive health solutions. The Company operates through three strategic business divisions that leverage cutting-edge technology and innovative solutions to drive sustainable growth and high ROI for shareholders across multiple global markets. These include “NewGenProperty”, which operates lucrative real estate development projects in the UAE’s Ras Al Khaimah Emirate; “NewGenDigital”, which serves as the Company’s digital asset and DeFi solutions arm; and “NewGenSup”, which focuses on health and longevity products and solutions. NewGen’s legacy business involves providing industry-leading IVF and assisted reproductive treatment services across Asia. With operations spanning multiple jurisdictions and a commitment to innovative, technology-enabled solutions, NewGenIVF Group is uniquely positioned to capitalize on the convergence of real estate, healthcare and digital asset opportunities in the evolving global economy.

To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

About SAXA, Inc.

SAXA Inc. is an International Holdings Company, encompassing diverse sectors that span across industries such as Oil & Commodities, Fashion & Luxury Goods, AI & Cryptocurrency, Media, and more. The goal is to create a global footprint, connecting established companies, innovative platforms, and emerging technologies under one conglomerate.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include but are not limited to: statements regarding the potential tokenization of US$100 million of gold-backed assets and the potential expansion to US$1 billion; the expected benefits and revenue generation from the engagement with SAXA; the potential for future cooperation between the companies; the success of NewGenDigital’s tokenization services and its ability to execute its advisory, technical, and marketing responsibilities; and the Company’s position as a leader in the blockchain and digital asset space. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the failure to successfully tokenize and sell the initial US$100 million tranche of gold-backed assets, which is a condition to any further expansion of the agreement; risks associated with the development and acceptance of digital asset and tokenization markets, including regulatory changes, market volatility, and lack of consumer or investor adoption; the Company’s ability to successfully structure, implement, and market the tokenization of gold-backed assets, which is a complex and novel process; the risk that the engagement letter may be terminated or the relationship with SAXA may not continue, and that the anticipated substantial revenue may not be realized; risks related to the valuation, authenticity, and legal ownership of the underlying gold-backed assets to be tokenized; the Company’s inability to manage the risks associated with its blockchain and digital asset initiatives, including technical, legal, and reputational risks; changes in the regulatory environment governing digital assets, tokenization, and precious metals in the various jurisdictions where the Company and SAXA operate; and the Company’s inability to implement its broader business plans, identify and realize additional opportunities, or meet or exceed its financial projections. You should carefully consider the foregoing factors and the other risks and uncertainties described in NewGenIvf Group’s Annual Report on Form 20-F and other documents filed or to be filed by NewGenIvf Group’s with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company and NewGenIvf Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact
ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com